December 23, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Reserve Funds, Inc. (“Registrant”)
  on behalf of the following series:

  T. Rowe Price Transition Fund (the “Fund”)

  File No.: 811-08279

Dear Mr. Sutcliffe:

The following is in response to your additional comments provided on December 4, 2020, regarding the Registrant’s registration statement filed on Form N-1A on October 16, 2020 (the “Registration Statement”). Your additional comments and our responses to those comments are set forth below. In addition, we have included one of your initial comments and our initial response, as well, for reference. Your initial comments were provided on November 30, 2020 and we filed our responses to those comments on EDGAR on December 2, 2020.

Initial Comment: Please explain how the Fund, in engaging in one or more portfolio transitions, will not purposefully or inadvertently engage in any affiliated transactions prohibited by Section 17 of the Investment Company Act of 1940 (“1940 Act”).

Initial Response: The Fund will be used to transition assets for large rebalancing trades in T. Rowe Price Multi-Asset Products in order to mitigate tax impacts and transaction costs for external shareholders of the underlying mutual funds. By transferring securities in-kind from an initial portfolio to the Fund (and similarly transferring securities from the Fund to a receiving portfolio), the underlying portfolios avoid having to sell securities to generate cash to accommodate the Multi-Asset Products’ rebalancing. Otherwise, all the initial portfolio’s shareholders (including shareholders who hold the initial portfolio directly rather than through a Multi-Asset Product) could realize significant capital gains, in addition to being impacted by transaction costs and brokerage commissions associated with the rebalancing. In addition, the portfolio managers of the underlying portfolios would have to sell securities in order to generate cash to meet the redemption from the T. Rowe Price Multi-Asset Products, which could be disruptive to the portfolio management of the underlying portfolio. Similarly, by transferring securities in-kind from the Fund to a receiving portfolio, the external shareholders of the receiving portfolio avoid having to buy securities that fit the receiving portfolio’s investment program, which would result in transactions costs and brokerage commissions and could also be disruptive to managing the receiving portfolio. Further, satisfying the T. Rowe Price Multi-Asset Products’ large redemption requests in-kind (rather than in cash) helps the initial portfolio maintain ample liquidity to meet other shareholders’ redemption requests.

The Fund, along with all the mutual funds sponsored and managed by T. Rowe Price Associates, Inc. (“T. Rowe Price”), is permitted to engage in purchases and redemptions in-kind in accordance with SEC staff no-action guidance. Section 17(a) of the 1940 Act prohibits certain transactions between a registered investment company and an affiliated person of such company or an affiliated person of such a person.i In a no-action letter dated December 28, 1999, the staff of the SEC took the position that a registered investment company may satisfy a redemption request from an affiliated person, whether or not itself a registered investment company, by means of an in-kind distribution of portfolio securities provided certain conditions are met.ii Likewise, in a no-action letter dated December 21, 2005, the SEC took the position that an affiliated shareholder of a registered investment company may use portfolio securities received from an investment company in a redemption in kind as consideration for the simultaneous purchase of shares of another investment company in the same fund family that has similar investment objectives and policies, provided certain conditions are met.iii

The directors of the T. Rowe Price funds have adopted procedures related to redemptions and purchases in-kind involving affiliated shareholders in order to comply with the SEC staff’s conditions. In sum, these procedures require the following (among other things):

Redeeming shareholders must not influence the selection of securities received in-kind;

• If the distribution is not pro-rata, it must be fair to the redeeming shareholder and the fund;

• Securities received in-kind, and then contributed in-kind, must be appropriate, in type and amount, for the fund being purchased and must not dilute the interests of current shareholders of the fund;

• The fund’s board of directors must determine quarterly that any redemptions and purchases in-kind in the prior quarter by an affiliated shareholder did not favor the redeeming/purchasing shareholder over any other shareholder, were in the best interests of the fund and otherwise complied with the SEC conditions.

Although the procedures do not require all redemptions in-kind to be pro rata, in general, and as disclosed in the Fund’s prospectus under the heading Principal Investment Strategies, any redemptions in-kind involving a transition will be pro rata, with certain limited exceptions.i If a security is excluded from a pro rata purchase or redemption, the purchase or redemption will include cash in lieu of securities, equal to the value of the excluded securities as of the close of business on the trade date of the purchase or redemption order. Importantly, all T. Rowe Price Funds utilize the same valuation methodologies, so shareholders of an initial portfolio, receiving portfolio, or multi-asset product will not be diluted by using the Fund or in-kind transfers. All securities transferred as part of any in-kind purchase or redemption are transferred at the same time and valued at the close of business on the trade date of the purchase or redemption order.

When making a determination to redeem in-kind or in cash, T. Rowe Price’s obligation is to the remaining shareholders of the fund and the decision must be in their best interests; however, T. Rowe Price may also consider the interests of the redeeming shareholder who is impacted by the transaction. By transferring securities from an initial portfolio to the Fund in-kind, T. Rowe Price will be acting in the best interests of the remaining shareholders of an initial portfolio since those shareholders will benefit by not bearing the transaction costs, brokerage commissions, or tax impacts associated with selling securities in order to redeem a T. Rowe Price Multi-Asset Product in cash. Similarly, by transferring securities from the Fund to a receiving portfolio in-kind, T. Rowe Price will be acting in the best interests of the receiving portfolio since the external shareholders of the receiving portfolio will not bear the transaction costs, brokerage commissions, or tax impacts associated with purchasing securities as a result of the large in flow of cash. The initial and receiving portfolios will also benefit from not having to sell or buy large amounts of securities, which can be disruptive to the management of a fund’s assets. Lastly, T. Rowe Price will also act in the T. Rowe Price Multi-Asset Products’ best interests since their shareholders will benefit from the ability to reallocate more efficiently and nimbly between underlying strategies. We note that most of the T. Rowe Price funds-of-funds recently restructured their fees such that shareholders pay an all-in fee at the top-fund top level (rather than paying acquired fund fees and expenses), so fund-of-fund shareholders are not expected to realize an increase in fees as a result of investing in the Fund. Moreover, since some transaction fees and brokerage expenses are embedded in the cost of a security, we anticipate that the T. Rowe Price Multi-Asset Products’ performance will not be significantly impacted by rebalancing through the Fund using in-kind transfers. On the other hand, if the T. Rowe Price Multi-Asset Products were to complete the reallocations in cash without using the Fund, we would expect their performance to be more significantly impacted (along with the performance of the underlying portfolios).

With respect to an in-kind purchase, the securities received in-kind must be deemed by the portfolio manager to be appropriate, in type and amount, for investment by the product receiving the securities in light of its investment objectives, investment programs and policies, and its current holdings. The in-kind purchase must also not dilute the interests of the shareholders of the purchased investment product. The Fund will be utilized to transition the initial portfolio’s securities to securities that the portfolio manager of the receiving portfolio believes to be appropriate in type and amount. Also, as mentioned above, all T. Rowe Price Funds utilize the same valuation methodologies, so shareholders of an initial portfolio, receiving portfolio, or multi-asset product will not be diluted by using of the Fund.

Additional Comment: The initial response included above was mainly geared towards Section 17(a). Please provide an analysis of the Fund in light of Section 17(d), as well. In your response, please explain whether the no-action letters cited in the initial response were circumscribed to particular funds, or whether others in the industry rely on them.

Additional Response: The use of the Fund to accommodate portfolio rebalancings by T. Rowe Price Multi-Asset Products (as described in the Fund’s initial response included above) should not be deemed to be a joint transaction prohibited by Section 17(d) of the 1940 Act or Rule 17d-1 thereunder under relevant case law and SEC and SEC staff guidance.

Section 17(d) of the 1940 Act makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such an affiliated person, acting as principal, to effect any transaction in which the registered investment company is a joint or a joint and several participant with such person, in contravention of such rules and regulations as the SEC may prescribe for the purpose of limiting or preventing participation by the investment company on a basis different from, or less advantageous than, that of the other participant. Rule 17d-1 under the 1940 Act, which effectuates the provisions of Section 17(d), prohibits any affiliated person, or any affiliated person of such a person, acting as principal, from participating in, or effecting any transaction in connection with, a “joint enterprise or other joint arrangement or profit-sharing plan” in which the registered investment company participates, unless the transaction has been approved by the SEC. Rule 17d-1(c) defines the phrase “joint enterprise or other joint arrangement or profit-sharing plan” broadly to include “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company . . . and any affiliated person . . . or any affiliated person of such a person . . . have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking . . . .”

In SEC v. Talley Industries, Inc. (“Talley”), the court stated that for a transaction to come within the scope of Section 17(d), “some element of combination is required.”i The SEC staff has adopted this view, recognizing that Section 17(d) and Rule 17d-1 do not reach every economic relationship in which an investment company is on one side and one of its affiliates is on the other,ii and that “some element of combination or profit motive generally must be present for Section 17(d) and Rule 17d-1 to apply.”iii

The use of the Fund to facilitate a T. Rowe Price Multi-Asset Product’s rebalancing does not include an element of combination that would bring the transactions within the scope of Section 17(d) and Rule 17d-1. In determining whether to redeem shares from an initial portfolio, purchase or redeem shares from the Fund or purchase shares of a receiving portfolio, the T. Rowe Price Multi-Asset Product would be acting independently, and not jointly with any other fund. Similarly, in determining whether to pay redemptions in-kind or accept subscriptions in-kind, an initial portfolio, a receiving portfolio and the Fund would be acting independently, and not jointly with any other fund. In other words, the purchase and redemption transactions are each separate, rather than combined. Thus, they do not possess the required “element of combination” required for Section 17(d) and Rule 17d-1 to apply.

As noted above, transactions also may be prohibited by Section 17(d) and Rule 17d-1 if some element of profit motive is present. The SEC staff has stated that “[w]e believe that the concerns of overreaching that Section 17(d) and Rule 17d-1 were designed to address are not raised, however, if an affiliated person that effects, or participates in, an aggregated transaction in which the investment company participates does not have both a material pecuniary incentive and the ability to cause the investment company to participate in the transaction.”iv The SEC staff also stated that the “mere aggregation of orders [of publicly traded securities] for advisory clients, including a registered investment company, would not violate Section 17(d), provided that the investment company participates on terms no less advantageous than any other participant.”v In addition, the SEC has said: “Section 17(d) and Rule 17d-1, taken together, are designed to regulate certain situations where persons making the investment decisions for the registered . . . company may have a conflict of interest and the danger exists that the investment company . . . may be overreached by such affiliated persons.”vi

T. Rowe Price, as the investment manager to the T. Rowe Price Multi-Asset Products, the Fund, the initial portfolios and the receiving portfolios, has the ability to cause each of such funds to engage in the various purchase and redemption transactions described in the Fund’s prospectus. T. Rowe Price, however, is not being driven by any profit motive and does not have any material pecuniary incentive to cause each fund to enter into such transactions. As noted in the initial response, most T. Rowe Price funds-of-funds pay an all-in fee at the top-fund level (rather than paying acquired fund fees and expenses). Also, the Fund will not pay an investment management fee, and T. Rowe Price waives and/or pays for all of the Fund’s ordinary, recurring operating expenses (except interest and borrowing expenses, taxes, brokerage commissions, and non-recurring, extraordinary expenses). Furthermore, no fund involved in any of the purchase and sale transactions contemplated for a T. Rowe Price Multi-Asset Product’s rebalancing is being overreached or disadvantaged through such transactions. In fact, as described in the initial response, the initial and remaining portfolios will be advantaged because they will not incur transaction costs, brokerage commissions or portfolio management disruptions related to the rebalancing of the T. Rowe Price Multi-Asset Product. Each T. Rowe Price Multi-Asset Product, which will appropriately bear its share of the transaction and other costs of the rebalancing through the use of the Fund, will also be advantaged by having the ability to more efficiently and nimbly reallocate their assets among underlying funds. Notably, we expect many of the securities transferred in-kind from an initial portfolio to be acceptable to a receiving portfolio (so those securities will not need to be sold and rebalanced in the Fund), which will help keep the transaction costs and brokerage commissions incurred by the Fund (and indirectly, by the T. Rowe Price Multi-Asset Product) minimized.

Furthermore, we note that the funds’ Board-approved policies and procedures for effecting redemptions in-kind with affiliated shareholders require (among other things) that neither the redeeming shareholder nor any other party with the ability and the pecuniary incentive to influence the redemption in-kind selects, or influences the selection of, the distributed securities. Similarly, the funds’ Board-approved policies and procedures for effecting in-kind purchases in-kind with affiliated shareholders require (among other things) that the Board determine, no less frequently than quarterly, that all in-kind purchases made by a purchasing shareholder (for example, a fund-of-funds) did not favor a purchasing shareholder to the detriment of any other shareholder of the purchased fund, and that the in-kind purchase was in the best interests of the purchased fund.

Lastly, the use of the Fund for T. Rowe Price Multi-Asset Products’ rebalancings is similar to the T. Rowe Price Multi-Asset Products aggregating orders of publicly traded securities, a practice permitted by the SEC staff in SMC Capital.i

For the reasons set out above, the use of the Fund to accommodate a portfolio rebalancing by a T. Rowe Price Multi-Asset Product should not be deemed to be a joint transaction prohibited by Section 17(d) or Rule 17d-1 thereunder.

Lastly, with respect to whether the no-action letters cited in the initial response were circumscribed to particular funds, we confirm that these letters apply to any registered open-end investment management company and affiliated persons thereof under similar facts and circumstances. The Signature Letter requested that “the staff of the Division of Investment Management confirm that a registered open-end investment company's satisfaction of a redemption request from an affiliated person, whether or not itself a registered investment company, by means of an in-kind distribution of portfolio securities is not a "purchase" or "sale" for purposes of Section 17 (a) of the [1940 Act]. The Signature Letter concludes by noting that “[i]n our view, funds that wish to effect redemptions in kind as described in this letter in the future need not seek an order covering the transactions.” In the GE Letter, the staff of the SEC stated that “[b]ecause our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion.” We note that the facts and circumstances described in the GE Letter and the Signature Letter are similar to the transactions proposed with the Fund, and that the each of the T. Rowe Price Multi-Asset Products, initial portfolios, receiving portfolios, and Fund have adopted Board-approved policies and procedures that meet the applicable requirements stipulated in the letters. We note that standard industry practice for affiliated in-kind purchases and redemptions is to rely on these two no-action letters (among other potential no-action letters).

Additional Comment: Please clarify whether the Fund can accommodate multiple transitions at once. If you are able to accommodate more than one transition at the same time, please explain how shareholders won’t be disadvantaged (e.g., in-kind transfers will be at the same time, etc.).

Additional Response: The Fund can be used to accommodate transitions by multiple T. Rowe Price Multi-Asset Products from one or more initial portfolios with substantially similar portfolio holdings to one or more receiving portfolios with substantially similar portfolio holdings at the same time. Please see the diagram attached in Appendix A for more detailed information showing how one or more transitions will be accomplished using the Fund.

Shareholders of any mutual fund will generally be impacted by other shareholders’ purchase and redemption activities in a fund. For example, any time a large shareholder places a large redemption and the fund has to sell securities in order to satisfy that redemption request, the remaining shareholders may incur transaction fees, brokerage commissions, and capital gains from the sale. In addition, shareholders of a T. Rowe Price Multi-Asset Product and its underlying funds will generally be impacted any time the T. Rowe Price Multi-Asset Product rebalances, not only when using the Fund. To the extent a T. Rowe Price Multi-Asset Product can use the Fund to complete some of these rebalancing efforts using in-kind purchases and redemptions, the negative impacts of these rebalancings (e.g., transaction costs, brokerage commissions and portfolio management disruptions) will be avoided by the initial portfolio and receiving portfolio involved in a transition, thereby directly benefitting such funds and their shareholders, and indirectly benefitting the T. Rowe Price Multi-Asset Product and its shareholders. Any time a T. Rowe Price Multi-Asset Product receives in-kind redemption proceeds from an initial portfolio, the redemption in-kind from the initial portfolio will occur simultaneously (and at the same net asset value (“NAV”)) with the purchase in-kind into the Fund. The value of the assets will be identical since both funds will use the same valuation methodologies. Similarly, a T. Rowe Price Multi-Asset Product’s in-kind redemption from the Fund will occur simultaneously (and at the same NAV) with its in-kind purchase into a receiving portfolio, and those assets will also be valued identically. In addition, although more than one T. Rowe Price Multi-Asset Product can participate in a rebalancing transition from one or more initial portfolios with substantially similar portfolio holdings to one or more receiving portfolios with substantially similar portfolio holdings at the same time, a T. Rowe Price Multi-Asset Product’s position would never be diluted by using the Fund—the T. Rowe Price Multi-Asset Product’s value in the initial portfolio at the time it redeems will be the same as its investment value in the Fund, and its value in the Fund when it redeems from the Fund will be the same as its investment value in a receiving portfolio.

During a transition, the Fund will purchase and sell portfolio securities in order to rebalance its portfolio so that it is acceptable to the receiving portfolio. These purchases and sales may generate capital gains. Before the securities are transferred in-kind to the receiving portfolio, the Fund will make a special distribution to its shareholders, so that only the T. Rowe Price Multi-Asset Product(s) participating in the transition will incur the associated tax impact. T. Rowe Price Multi-Asset Products not engaging in a portfolio rebalancing will not be shareholders of the Fund during a transition.

Throughout the year, when the Fund is not accommodating a T. Rowe Price Multi-Asset Product’s portfolio rebalancing, multiple T. Rowe Price Multi-Asset Products will maintain a small position in the Fund so that the Fund can strike a daily net asset value and remain operational. The Fund, in turn, will hold shares of an affiliated money market fund. This affiliated money market fund is the same fund that the T. Rowe Price Multi-Asset Products use to hold cash on a regular basis. The T. Rowe Price Multi-Asset Products that hold the Fund will never hold a position in the Fund that is larger than a position they would have otherwise held in the affiliated money market fund. At the end of the year, this affiliated money market fund may distribute yield, which the Fund would then distribute to the T. Rowe Price Multi-Asset Products holding shares of the Fund. However, the T. Rowe Price Multi-Asset Products that are shareholders of the Fund would have received this yield as shareholders in the affiliated money market fund.

Additional Comment: We noticed that you moved the inception date from the 3rd to the 7th. The SEC needs more time in order to adequately review this filing and feels that the 7th is unrealistic.

Additional Response: We will wait to begin using the Fund until all SEC comments are adequately resolved.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024 or Fran Pollack-Matz at 410-345-6601.

/s/ Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

i. Section 2(a)(3) of the 1940 Act defines an affiliated person as, among other things, “any person directly or indirectly owning, controlling, or holding with power to vote, five per cent or more of the outstanding voting securities of such other person.”

ii. See Signature Financial Group, Inc. (avail. Dec. 28, 1999) (“Signature Letter”)

iii. See GE Institutional Funds (avail. Dec, 21, 2005) (“GE Letter”)

iv. Examples of permissible excluded securities include but are not limited to: derivatives, new issue underwritings, de minimis positions, securities subject to transfer restrictions, securities subject to a pending corporate action, and securities with a minimum lot size.

v. SEC v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969)

vi. Norwest Bank Minnesota, SEC No-Action Letter (May 25, 1995)

vii. See Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (June 7, 2000) (“Mass Mutual”) (citing SMC Capital, Inc., SEC No-Action Letter (Sept. 5, 1995) (“SMC Capital”).

viii. See Mass Mutual, supra note 7

ix. See SMC Capital, supra note 7

x. Notice of Proposal to Adopt a Revision of Rule 17d-1 Requiring Applications For Transactions in Which Investment Companies Participate with Affiliated Persons, Investment Company Act Release No. 5,128 (Oct. 13, 1967) (proposing amendments to Rule 17d-1 to delineate the scope of the rule; proposal subsequently withdrawn, see SEC Rule Proposals Withdrawn, Investment Company Act Release No. 5,874, [1969-70 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 77,758 (Nov. 7, 1969)).

xi. See SMC Capital, supra note vii